Via Facsimile and U.S. Mail
Mail Stop 6010

October 15, 2007

Mr. John C. Pintozzi
Vice President and Chief Financial Officer
Allstate Life Insurance Company of New York
One Allstate Drive
Farmingville, New York   11738

Re: **Allstate Life Insurance Company of New York**
        Form 10-K for Fiscal Year Ended December 31, 2006
        Filed on March 13, 2007
        File No. 033-47245

Dear Mr. Pintozzi:

        We have completed our review of your Form 10-K and have no further comments
at this time.

                        Sincerely,

                        Joel Parker
                        Accounting Branch Chief